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                                                                     EXHIBIT 77C

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

SPECIAL MEETING OF STOCKHOLDERS HELD ON FEBRUARY 15, 2011.
(UNAUDITED)

A Special Meeting of Stockholders was held on February 15, 2011. Stockholders voted in favor of the Board's proposal. A brief description of the proposal voted upon at the meeting and the number of shares voted for, against or withheld, as to the proposal is set forth below.

Proposal

To approve an Agreement and Plan of Reorganization between RiverSource Real Estate Fund, RiverSource LaSalle Global Real Estate Fund, RiverSource LaSalle Monthly Dividend Real Estate Fund, RiverSource LaSalle International Real Estate Fund and Columbia Real Estate Equity Fund.

Shares Voted "For"  Shares Voted "Against"     Abstentions
------------------  ----------------------  ------------------
  5,266,811.828             363,639               75,145